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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                    FORM 12b-25


                            NOTIFICATION OF LATE FILING

(Check One):        [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                    [X] Form 10-Q   [ ] Form N-SAR

                        For Period Ended:   September 30, 1999

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on For  2-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended:

Read attached instruction sheet before preparing form.
Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant:  Medical Device Alliance Inc.
Former name if applicable:        N/A
Address of principal executive office (Street and number): 5851 West Charleston City, state and zip code: Las Vegas, Nevada 89146

                                      PART II
                              RULE 12b-25 (b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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MEDICAL DEVICE ALLIANE INC - NT 10-Q - NOTIFICATION OF LATE FILING
                                                           DATE FILED 11__/1999

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                      PART III
                                     NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously reported on Form 8-K, the District Court of Clark County, Nevada (the "COURT") appointed George C. Swarts as receiver (the "RECEIVER") over all of the day-to-day administration and management of the Company and its assets. In connection with its duties as Receiver, and after obtaining approval of the Court, on October 13, 1999 the Receiver terminated its engagement with the former accountant to the Company, Farber & Hass, LLP, and on October 26, 1999, the Company engaged BDO Seidman, LLP ("BDO SEIDMAN")as its new outside auditor. Due to the Company's failure to pay the former auditors, as well as ongoing complications related to the Receivership and the on-going diligence investigation being conducted by the Receiver, the Company has not been able to complete the preparation of its financial statements for the year ended December 31, 1998, and for the interim periods ended March 31, June 30, and September 30, 1999 or to complete the audit of its year end 1998 financial statements. While the Company has now paid the former auditors and has engaged new auditors, until it can complete the preparation and audit of its financial statements, the Company will continue to be unable to file its Form 10-KSB and Form 10-QSBs for such respective periods, and will therefore remain in non-compliance with its reporting obligations under the Exchange Act. The Company intends to work diligently with its new auditors to finalize its financial statements and complete the year end audit as soon as reasonably practicable, however, given its current financial and other constraints, combined with the inability to predict the results of the Receiver's on-going diligence investigation, the Company is unable at this time to determine with any degree of certainty when it expects to be in full compliance with its reporting obligations under the Exchange Act.

                                      PART IV
                                 OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          George C. Swarts           (702)                870-8663
             (Name)               (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

          If the answer is no, identify report(s).
                                                           [  ] Yes [X] No

          Form 10-KSB for the year ended December 31, 1998 and Form 10-QSBs for the quarters ended March 31, and June 30, 1999 (see Part III).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year

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MEDICAL DEVICE ALLIANE INC - NT 10-Q - NOTIFICATION OF LATE FILING
                                                           DATE FILED 11__/1999

          will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                      MEDICAL DEVICE ALLIANCE INC.
                              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999               By   /s/ George C. Swarts